[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

June 9, 2006

Mr. Michael Moran, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for the year ended January 30, 2005
Filed April 14, 2005
File No. 1-07572

Dear Mr. Moran:

Reference is made to your letter of May 5, 2006. On behalf of Phillips-Van Heusen Corporation, set forth below are both the comments from your letter and our responses.   Contemporaneously with the submission of this letter, the Company is providing supplementally to the Staff the Exhibits referred to herein. Pursuant to 17 C.F.R. §200.83 (“Commission Rule 83”), the Company is requesting that the Exhibits be treated confidentially.  In addition, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company respectfully requests that, after completion of the Staff's review of the Exhibits, the Staff return to the undersigned the originals and all copies of the Exhibits and not retain any copies.

Form 10-K for the Fiscal Year-End January 30, 2005

1.

We note your response to comment one of our letter dated March 30, 2006.  It is not clear why you have included the Calvin Klein retail operations as part of the Calvin Klein Licensing segment in 2003 and as part of the Retail Apparel segment in 2004 and 2005.  Please revise or advise.

As has been discussed in prior letters to the Staff, we operate two Calvin Klein retail divisions.  Our Calvin Klein Company Store division sells Calvin Klein branded apparel and accessories through our own outlet retail stores.  The results of this division’s operations, which commenced business at the end of our third quarter in fiscal 2003, were included in our Apparel segment in fiscal 2003, our Apparel and Related Products segment when we reclassified our segments in fiscal 2004, and are now included in our Retail Apparel and Related Products segment, based on the new segments agreed to with the Staff beginning with our annual report on Form 10-K for our fiscal year ended January 29, 2006.

Our other Calvin Klein retail division is the Calvin Klein Collection Retail division.   This division principally sells Calvin Klein Collection branded high-end collection apparel and accessories through our own full price retail store in New York City.  Previously, the division also operated stores in Dallas and Paris, which were closed in the fourth quarter of fiscal 2005.  Upon our acquisition of Calvin Klein and the Calvin Klein Collection stores in the first quarter of

Michael Moran, Esq.

June 9, 2006

fiscal 2003 and through the first quarter of fiscal 2005, we classified the Collection stores in the Calvin Klein Licensing segment because we believed that they were an important factor in maintaining the image and prestige of the Calvin Klein brands, thus supporting and benefiting the division’s licensing business.  During the second quarter of fiscal 2005, we re-evaluated under SFAS 131 the way we aggregated our divisions into reportable segments.  Based on the aggregation criteria in paragraph 17 of SFAS 131, we determined that the Calvin Klein Collection Retail division was more appropriately aggregated into our Apparel and Related Products segment (and now our Retail Apparel and Related Products segment) because it shares many of the characteristics of the divisions in those segments (e.g., customers are consumers, revenues consist of retail store sales of apparel and related products, products consist of apparel, accessories and other related products, etc.) and none of the characteristics of the divisions in the Calvin Klein Licensing segment, which has different “customers” (licensees) and sources of revenues (royalty, advertising and other fees) and does not sell products (but, rather, authorizes the use of the Calvin Klein brands).  We refer you to our April 6, 2006 letter to the Staff for a more detailed discussion of the analysis we conducted under paragraph 17 of SFAS 131 to aggregate our retail apparel and related products businesses and our March 22, 2006 letter to the Staff for a more detailed discussion of our analysis under paragraph 17 of SFAS 131 to aggregate the licensing and advertising businesses that are included in our Calvin Klein Licensing segment.

2.

We note your response to comment one of our letter dated March 30, 2006.  It does not appear as if you have properly aggregated the dress shirt group with the wholesale operations.  You note in your response that the dress shirt group is a mature business whereas some of the sportswear business represents less mature and faster growing businesses.  You also note that there have been significant investments made in certain of the sportswear businesses and that changes in consumer attitudes towards more formal and casual clothing can have significant impacts on the individual business involved.  We also note that in many cases the dress shirt group has exhibited superior gross profit and net income margins than that of the businesses in the wholesale group as a result of the aforementioned factors such as the maturity of the business, lack of significant new investment and changes in consumer tastes.  Please revise your disclosures to separately present the dress shirt group as a reportable segment.

Based on our letters dated April 6, 2006 and April 21, 2006 and the Staff’s responses thereto, as well as our discussion with the Staff on May 24, 2006, we believe that there is general agreement with the Staff that our wholesale dress shirt and sportswear divisions are operationally similar with respect to each of the five areas (types of customers, production process, nature of products, methods of distribution and regulatory environment) required under paragraph 17 of SFAS 131.  (Our April 6 and April 21 letters describe each of those criteria and the basis for aggregation in detail.)  Therefore, the following discussion focuses on the economic similarity of our wholesale operating segments, so that we may demonstrate these segments also satisfy the one remaining aggregation criteria of paragraph 17 of SFAS 131.

Michael Moran, Esq.

June 9, 2006

Economic Similarity

As discussed with the Staff on the May 24 call, we believe the historical data of our wholesale businesses, and, in particular, the fiscal 2005 data, which is now available and which is included in the exhibits to this letter, as well as the future prospects of our wholesale businesses, demonstrate their economic similarity.

In the course of the correspondence and communications with the Staff, the Staff has noted historical differences in the economic performance of our dress shirt and sportswear divisions, in particular with respect to our Izod Sportswear business.  More specifically, based on previously submitted data, some of which is also included in Exhibit A to this letter, the Staff has observed that from fiscal 2002 to 2004, sales of our Dress Shirt group were relatively flat compared with our Sportswear group, and that the Izod Sportswear business had achieved higher gross margins and higher levels of income as a percent of revenue as compared to the other sportswear businesses.  These observations are correct.  While our Dress Shirt group and each of the divisions in our Sportswear group performed well over the period, the Izod Sportswear division achieved the greatest improvement in gross margins and profitability and, since the Izod Sportswear division is the largest business in our Sportswear group, the Sportswear group’s gross margins and profitability improved, and improved more than the Dress Shirt group’s gross margins and profitability during the same period.

The Izod Sportswear division’s improvement, however, was largely due not to differences between dress shirts and sportswear or the Izod Sportswear business and our other sportswear businesses.  Rather, it was due to opportunities we saw for the IZOD brand.  We acquired the IZOD trademarks in fiscal 1995.   At the time, IZOD was a well-known brand with a relatively small, weak business.  Since such time, we have rebuilt the business through improved product design and increased marketing of the brand to take advantage of what we perceived to be IZOD’s underpenetration and opportunity in the U.S. apparel wholesale sector.  These efforts have paid off, as evidenced by the revenue growth and improved profitability shown in Exhibit A to this letter.

However, as can be seen in Exhibit B, there was a convergence in the economic performance measures of our wholesale divisions in fiscal 2005. The increased similarity in the performance measures for fiscal 2005 as compared to the same performance measures shown in Exhibit A for fiscal 2002 to 2004 is due to several factors:

•

Having achieved a more complete penetration of IZOD sportswear as a result of our efforts with respect to product design and the marketing of the brand, the relative outperformance achieved by the Izod Sportswear division during the fiscal 2002 – 2004 period as compared with our other wholesale businesses was reduced.

•

Our Sportswear group’s aggregate gross margin rates and income as a percent of revenue increased due in large part to our purchase in late fiscal 2004 of the Arrow trademark.  We had licensed the Arrow trademark for men’s and boys’ dress shirts and sportswear in the U.S. beginning in mid-2000 and the business was burdened with a royalty obligation to the licensor.  The royalty obligation adversely affected the results of the Arrow

Michael Moran, Esq.

June 9, 2006

Sportswear division and the Sportswear group as a whole.  Our acquisition of the brand, and the resulting elimination of the royalty expense, had a positive impact on gross margins and the profitability of our Arrow Sportswear division and the entire Sportswear group, bringing the division’s and the group’s results more in line with the margins and profitability of the Izod Sportswear division.  The Izod Sportswear division has never carried a royalty charge due to our ownership of the IZOD trademark from the outset of the division’s business.

•

Our Dress Shirt group achieved revenue growth more in line with our Sportswear group due to the rollout of new branded offerings, particularly the BCBG Max Azria, BCBG Attitude, Eagle, Sean John, Chaps and Donald J. Trump Signature Collection dress shirt lines.

We do not believe the convergence seen in fiscal 2005 is an anomaly.  The trend to increasing similarity in our wholesale divisions is expected to continue, as set forth in our fiscal 2006 budget and two-year strategic plan, information from which is included in Exhibit C.  As discussed with the Staff on the May 24 call and in our April 21 letter, and as further discussed below, we believe the future prospects of each of the wholesale businesses are relevant to the SFAS 131 analysis pursuant to paragraph 73 thereof and that the convergence of performance we have been seeing in the historical numbers supports our conclusion.

As is demonstrated by the data shown in Exhibit C, we expect a further tightening of the range of revenue growth, gross margin rates, and income as a percent of revenues in our wholesale divisions in the future. We believe there are two principal factors giving rise to the continued convergence of economic performance of our wholesale divisions.  First, as a result of our efforts with respect to product design and the marketing of the IZOD brand, the Izod Sportswear division’s distribution has changed to more closely resemble that of the Dress Shirt group.  This change has resulted in the financial measures of the Izod Sportswear division, and the Sportswear division as a whole, resembling those of the Dress Shirt group even more.  Second, due in large part to the continued growth of our Calvin Klein Sportswear division, which we began operating in fiscal 2004 and which achieves gross margin rates and operating income margins that closely resemble those of our two largest sportswear divisions, Izod and Arrow, as opposed to our smaller Van Heusen and Geoffrey Beene sportswear divisions, the overall Sportswear group’s gross margin rates and operating income margins are becoming homogenous.  In our opinion, neither of the above factors is temporary.  Rather, they are long-term, evolving over a number of years based on our management of our businesses.

While our three year strategic plan is forward-looking and there is no assurance that our budget will be achieved, history tells us that when our wholesale operating results have deviated from budget, the variances have been consistent between divisions.  The following table illustrates the consistency in the budget variances among our Dress Shirt group, Sportswear group and the Izod Sportswear division for fiscal 2005 by comparing the revenue growth, gross margins and operating income included in the budget approved by our Board at the beginning of fiscal 2005 to the actual results for fiscal 2005:

Michael Moran, Esq.

June 9, 2006

	Revenue Growth Variance	Gross Margin Rate Variance	Operating Income Percent Variance

Dress Shirt Group	12.5%	1.6%	2.0%

Sportswear Group	9.9%	2.1%	3.6%

Izod Sportswear Division	11.4%	2.0%	3.1%

We believe that the consistency of the 2005 budget variances is an indicator of both economic similarity (i.e., since our wholesale divisions are subject to similar market forces, pricing pressures, fashion trends and consumer demand for branded apparel, the variances were consistent), and that the integrity of our budgets allows them to be relied upon in making judgments about relative divisional performance expected in the future (i.e., our budgets can be relied upon, not necessarily to predict actual future results, but to provide a reasonable basis on which to assess the degree to which the economic performance of our divisions will be similar).

As previously noted, we believe that FASB intended to allow for future prospects to be considered in this evaluation when it wrote paragraph 73 of SFAS 131, which states in the relevant part that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics that are so similar that they can be expected to have essentially the same future prospects.  Although information about each segment may be available, in those circumstances, the benefit would be insufficient to justify its disclosure.  For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others.

It seems to us that FASB allowed for future prospects to be considered when evaluating economic similarity because if companies were forced to do otherwise, they might find themselves regularly aggregating and disaggregating operating segments to match short-term sales trends or other factors.  For example, if one of the 10 stores in the paragraph 73 example above experienced a one- or two-year decline in sales and profitability because the mall in which it was located was undergoing construction that made consumer access less convenient, we do not expect that SFAS 131 would require separate segmentation of the store.

In conclusion, we believe that our wholesale divisions have historically demonstrated economic similarity on an increasingly convergent basis and that they have essentially the same future prospects.  While any of our wholesale divisions may, from time to time, experience years in which they outperform or underperform as compared to our other divisions, we believe that these would be driven by short-term factors, such as design, quality or merchandise mix issues.  From an investor’s perspective, however, we do not believe that disaggregating our Dress Shirt group

Michael Moran, Esq.

June 9, 2006

from our Sportswear group will enhance an investor’s understanding of our businesses, our performance or the long-term economic prospects for us or any of our divisions.  As a result, we believe aggregation of all our wholesale divisions is appropriate under SFAS 131.

3.

We note your response to comment one of our letter dated March 30, 2006.  It does not appear as if you have properly aggregated Izod sport with the other sportswear group businesses.  This business appears to be more profitable than the other businesses in the group both at the gross margin and net income level.  Further, it appears that the projected growth in sales of 18.6% for the next three years will be significantly better than the sales growth for Van Heusen Sport, which you refer to as a mature division.  We also note that Arrow Sport has had better sales growth but operates with lower percentage margins.  Please advise your disclosures to separately present Izod wholesale as a reportable segment.

Please see our response to comment #2 above.

Please call the undersigned (212-381-3508) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended January 30, 2005.

Very truly yours,

/s/ Vincent A. Russo

Vincent A. Russo
Vice President, Controller and

  Chief Accounting Officer

cc: Mr. Robert Babula, Staff Accountant